Exhibit 99.1

Invitel Holdings A/S Announces Board Leadership Positions

NEW YORK--(BUSINESS WIRE)--December 21, 2009--Invitel Holdings A/S (NYSE AMEX: IHO) announced today that its Board of Directors has elected Ole Steen Andersen as its Chairman. Mr. Andersen has been on Invitel’s Board since 2006. He was the Chief Financial Officer and a member of the Executive Committee of Danfoss A/S until his retirement in 2007.

The Invitel Board also elected Craig Butcher as its Vice-Chairman. Mr. Butcher, a Senior Partner of Mid Europa Partners LLP, joined the Invitel Board last month following Mid Europa’s recent investment in Invitel.

Jens Due Olsen, a director of Invitel since 2007, will replace Mr. Andersen as Chairman of the Audit Committee. Mr. Olsen, a financial consultant, was the Deputy CEO and Chief Financial Officer of GN Store Nord A/S until the end of 2007.

ABOUT INVITEL HOLDINGS A/S

Invitel Holdings A/S is the number one alternative and the second-largest fixed line telecommunications and broadband Internet Services Provider in the Republic of Hungary. In addition to delivering voice, data and Internet services in Hungary, it is also a leading player in the Central and Eastern European wholesale telecommunications market.

CONTACT:
Invitel Holdings A/S
Hungary:
Robert Bowker
Chief Financial Officer
(011) 361-801-1374
or
U.S.:
Peter T. Noone
General Counsel
(206) 654-0204